SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: US$ 33.70/share (Bovespa)
NETC: US$ 18.24/ADR (Nasdaq)
XNET: EUUS$ 13.01/share (Latibex)
Total Shares: 335.055.477
Market Value: US$ 11.3 billion
Closing Price: July 18, 2007

Second Quarter 2007 Earnings Results

São Paulo, July 19, 2007 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Latin America with integrated services of Pay TV (“NET”), Digital Video (“NET Digital”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), announces today its 2007 second quarter (“2Q07”) results.

The following financial and operating data, except otherwise stated, are unaudited and presented in accordance with the Brazilian Corporate Law (“BR GAAP”) on a consolidated and pro-forma basis, including the results of Vivax S.A. (“Vivax”) in Net’s consolidated results for all the periods analyzed. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the appreciation of 9.9% of the Brazilian Real in the first half of the year and of 6.1% in the second quarter and by the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Highlights	2Q07	2Q06	Chg.	6M07	6M06	Chg.
(US$ million, except otherwise stated)			2Q07x2Q06			6M07x6MT06
Net Revenue	698	546	28%	1,351	1,060	27%
Adjusted EBITDA (a)	196	157	24%	383	303	27%
Adjusted EBITDA Margin	28%	29%		29%	29%
Adjusted Net Income	31	28	11%	60	42	42%

Net Debt	571	552	3%
Net Debt / EBITDA (last 12 months)	0.79x	0.89x
Net Debt / EV(b)	0.05x	0.09x
Operating Highlights
Homes Passed (thousand)	8,897	8,360	6%
Bi-directional Homes Passed (thousand)	5,514	3,912	41%
Digital Homes Passed (thousand)	6,206	4,104	51%

Pay TV Client Base (thousand)
Connected Clients	2,304	1,975	17%
Penetration over Homes Passed	26%	24%
Churn Rate – last 12 months	14%	14%

Digital Video Client Base (thousand)
Connected Clients	322	76	323%
Penetration over Digital Homes Passed	5%	2%

Broadband Client Base (thousand)
Connected Clients	1,120	638	75%
Penetration over Bi-directional Homes Passed	20%	16%
Churn Rate – last 12 months	15%	16%

Voice Services Client Base (thousand)
Connected Clients	354	49	618%
Penetration over Bi-directional Homes Passed	6%	1%

Revenue Generating Unit (thousand)	4,100	2,739	50%
Client ARPU (R$ /subscriber) (c)	125.65	116.51	8%
Number of own employees	7,058	5,874	20%

(a)
EBITDA does not represent a financial statement item for the period in question nor does it represent cash flow. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative for cash flow as a source of liquidity. In addition, EBITDA definition may not be comparable to that adopted by other companies.

(b)	Enterprise value calculated based on the preference share price at the end of the respective quarters, multiplied by the total number of shares, plus net debt as of the last day of the quarter.
(c)	Calculated by the sum of Pay TV, Broadband, Voice and PPV subscription gross revenues divided by the average Pay TV plus only Broadband and voice connected clients.

IR	Marcio Minoru Miyakava	Juliana Bajon
Contact.:	(5511) 2111-2811	(5511) 2111-2721
	minoru@netservicos.com.br	juliana.bajon@netservicos.com.br

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 2 of 16

EXECUTIVE SUMMARY

On May 16, 2007, the National Telecommunications Agency (“ANATEL”) approved the acquisition of Vivax’s control by Net Serviços pursuant to the terms and conditions in the Share Acquisition and Other Arrangement Agreement of October 2006. Following ANATEL’s approval, shareholders’ meetings approved this acquisition on June 11, 2007. Since then, Net has thus become Vivax’s controlling shareholder, detaining the totality of its shares.

Vivax’s acquisition was in line with the Company’s growth strategy as the companies have complementary infrastructures with almost no overlapping. This becomes clear with the continued strong growth of both pay TV and broadband services, up by 16.7% and 75.4%, respectively. Voice services, which were only available in some parts of Net’s coverage area, reached 353,700 clients at end of the quarter.

Vivax’s consolidation required accounting equalizations in order to conform to the standards adopted by Net. Since, these adjustments are not recurring; the Company does not anticipate this kind of adjustment in the coming quarters. The effect of these adjustments on EBITDA totaled R$ 55.3 million.

Net revenue rose by 27.9%, from R$ 545.8 million in the 2Q06 to R$ 698.3 million in this quarter, as a result of the increase in pay TV and broadband bases, package sales and revenues related to the voice offer.

Operating costs rose by 30.2%, from R$ 254.8 million in the 2Q06 to R$ 331.7 million, remaining virtually stable as a percentage of net revenue, at approximately 47%. The main items that impacted these costs were Programming and Royalties, following the increase in the pay TV base, the greater link consumption, as a result of NET Vírtua’s larger base; and the resizing of the call center to handle a larger client base.

Selling, General and Administrative expenses (SG&A) surged by 73.2%, from US$ 125.7 million to R$ 217.8 million. Despite the increase of 20.7% in selling expenses and 35.0% in general and administrative expenses, the equalization of Vivax accounting estimates after its acquisition, increased these costs by R$ 43.9 million.

Consolidated EBITDA excluding the non recurring equalization, rose by 24.3%, from R$ 157.4 million to R$ 195.8 million. EBITDA margin before adjustments decreased slightly from 28.8% to 28.0%, confirming that the execution of the growth strategy through investments is bringing suitable returns to shareholders.

OPERATING PERFORMANCE

  Revenue Generating Unit (“RGU”), defined as the sum of all the services offered by the Company, posted a strong 49.7% growth, which totaled 4,099,600 at the end of the quarter, versus 2,738,500 in the same period a year ago. The strong growth was due to the expansion of all services client base, particularly the broadband base, which has registered a very attractive result.

  Net Pay TV sales totaled 151,700 in 2Q07, registering a 20.4% growth compared to the 126,000 sales posted in 2Q06. The Company continues to seek alternatives to increase penetration, implementing actions to diversify sales channels, regularly pursuing new content, and offering several different service packages with a variety of product combinations in order to attend all different client segments and demands.

  Pay TV churn rate in the last 12 months posted a slight decline, from 14.2% in the 2Q06 to 13.9% in 2Q07. However, this churn rate is higher than the rate that Net had previously posted prior to Vivax’s acquisition, since its operations have a slightly higher churn rate than Net operations. The Company has been analyzing the reasons for this difference and studying whether the applications of Net’s process and products could reduce Vivax’s churn rate to lower levels. Of the total number of disconnections, 50% was voluntarily requested by clients, due to address change to areas not covered by the Company.

  In addition to the organic growth, the consolidation of Vivax led the pay TV client base to reach 2,304,200 in the quarter, an increase of 16.7% compared to the combined base of 1,974,600 in the same period a year ago.

  The announced investments to accelerate NET Digital penetration are achieving their objective. The digital package client base reached 322,100 clients at the end of the quarter, 322.7% up from the 2Q06, and already registers penetration of 14% of the overall Pay TV client base.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 3 of 16

  In pay-per-view services, the Brazilian Soccer Championship subscriptions were 51% higher then in 2Q06. PPV sales of films surged by 341%, mainly due to a higher number of digital package clients.

  The number of broadband users in Brazil continues to grow at a very strong pace. Because of its differentiated product, particularly the effective high speeds delivered to the consumer and the product’s reliability, the Company has been able to capture a significant share of this market. As a result, net broadband sales expanded by 56.1% to 155,400 clients in the 2Q07, up from 99,500 in the 2Q06.

  Broadband churn rate in the last 12 months ended the quarter at 15.3%, a slight drop versus the 15.5% registered in the 2Q06. Similar to the pay TV churn rate, this level of churn is higher than the rate that Net has been posting, since the broadband business of Vivax operations present a slightly higher churn rate than that of Net operations. Of the total number of disconnections, 70% was voluntarily solicited by clients, with the main reason being a change in address to areas where the service is not offered.

  The broadband client base surpassed the mark of 1 million subscribers to reach 1,119,700 at the end of 2Q07, an increase of 75.4% compared to the 638,400 client base at the end of 2Q06.

  NET Fone Via Embratel client base reached 353,700 in 2Q07, confirming the product’s excellent acceptance due to its quality and competitive price in the residential market, leading the product’s penetration in the NET Vírtua client base to reach 32%.

  At the end of 2Q07, call center registered a 83% service index of calls answered within 10 seconds, and 90% of calls answered within 60 seconds. After service was normalized, the Call Center regained the service level recorded prior to the changes in the service model implemented in the 1Q07, when the service model began to be based on service specialization instead of on geographic location.

  Vivax has a business unit that offers infrastructure and digital circuits to telecom operators, providing services in fiber optic. This is a wholesale offer covering all the towns in Vivax’s concession area. Currently, the service is available to 16 operators and the Company is studying the expansion of this business model to other cities.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1. Consolidated gross revenue1 closed the quarter at R$ 903.3 million, 29.2% up on the R$ 699.2 million registered in the 2Q06, chiefly due the increased number of connected homes. The reasons leading to this result are:

1.1. Subscription revenue2 grew by 27.5% from R$ 648.8 million to R$ 827.5 million, mainly as a result of the strong growth in pay TV and broadband client bases.

1.2. Hook-up revenue3 totaled R$ 9.6 million, versus R$ 10.7 million in the 2Q06, falling by 9.9% . This decline was due to higher sales of loyalty packages, which can exempt clients from hook-up fees in exchange for a 12-month permanence as a client.

1.3. PPV revenue4 totaled R$ 23.4 million, 44.8% up on the R$ 16.1 million recorded in the 2Q06. This is primarily due to growth in the a la carte base and in Brazilian Soccer Championship sales.

1.4. Other revenues5 totaled R$ 42.8 million, 81.6% up on the R$ 23.6 million recorded in the 2Q06. This increase was fueled chiefly by higher revenues related to the voice offer.

2. Services and other taxes6, including taxes and cancellations, totaled R$ 205.0 million, versus R$ 153.3 million in the 2Q06, mainly due to a higher taxable revenue base. As a percentage of total revenue, this line grew from 21.9% to 22.7% in 2Q07.

3. Net revenue7 moved up by 27.9%, from R$ 545.8 million to R$ 698.3 million, as a result of the increase in the subscriber base and cross sales.

4. Operating costs8 rose by 30.2%, from R$ 254.8 million to R$ 331.7 million, remaining fairly stable as a percentage of net revenue, at approximately 47%. The main items are discussed below:

________________________________________

1 In US GAAP Gross revenue grew by 39.9%, from US$ US$ 322.5 million in 2Q06 to US$ US$ 451.4 million in 2Q07.
2 In US GAAP Subscription Revenue grew by 39.3%, from US$ 295.8 million in 2Q06 to US$ 412.1 million in 2Q07.
3 In US GAAP Hook-up Revenue fell by 49.1%, from US$ 6.1 million in 2Q06 to US$ 3.1 million in 2Q07.
4 In US GAAP PPV Revenue rose by 59.5%, from US$ 7.4 million in 2Q06 to US$ 11.8 million in 2Q07.
5 In US GAAP Other Revenues increased by 84.4%, from US$ 13.2 million in 2Q06 to US$ 24.4million in 1Q07.
6 In US GAAP Services and Other Taxes grew by 42.3%, from US$ 69.9 million in 2Q06 to US$ 99.5 million in 2Q07.
7 In US GAAP Net Revenue rose by 39.3%, from US$ 252.6 million in 2Q06 to US$ 351.9 million in 2Q07.
8 In US GAAP Operating costs grew by 44.5%, from US$ 114.2 million in 2Q06 to US$ 164.9 million in 2Q07.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 4 of 16

4.1. Programming and Royalties costs totaled US$ 184.8million, 22.5% higher than the R$ 150.9 million posted in the 2Q06, following the increase in the pay TV client base, since costs are charged on a per client base. Moreover, some programmers adjusted theirs unitary cost by the General Price Index (IGP-M), as envisaged in contracts, offset by lower unitary costs in Vivax’s subscriber base, which still has dollar-denominated agreements. The Company plans to convert Vivax’s programming agreements to similar terms to Net’s current agreement given the importance of gain of scale and the volatility elimination in its main cost line, which bodes well for the medium and long term strategies management and formulation.

4.2. Network Expenses10 stood at R$ 28.4 million and slightly fell as a percentage of net revenue from 5% to 4%. In addition to gain of scale, investments in the digital and bidirectional network diminished the need for external network maintenance.

4.3. Customer Relations11 costs fell by 10.6%, from R$ 4.1 million to R$ 3.7 million considering the local channel and the program guide magazine lower production costs.

4.4. Payroll and Benefits12 came to R$ 30.3 million, an increase of 12.2% over the US$ 27.0 million posted in the 2Q06,mainly due to the higher number of employees, essential to attend a higher demand from call center, maintenance and subscriber sign-ins.

4.5. Other Operating Expenses13 rose by 91.3%, from R$ 44.2 million to R$ 84.6 million mainly as a result of larger link consumption due to NET Vírtua’s base growth, resizing of the call center model to handle a larger client base and a higher number of third-party installations.

5. Selling General and Administrative Expenses14 (SG&A) grew by 73.2%, from US$ 125.7 million to R$ 217.8 million, thanks mainly to the factors described below:

5.1. Selling Expenses15 totaled US$ 65.5 million, 20.7% up on the R$ 54.2 million recorded in the 2Q06. This growth is explained mainly by higher payroll, commission and telemarketing expenses.

5.2. General and Administrative Expenses16 rose by 35.0%, from R$ 81.8 million to R$ 110.4 million, chiefly due to an increase in the number of employees and higher expenses related to consulting, legal and system fees arising from the corporate restructuring and the Vivax’s system integration.

5.3. Other Administrative Expenses/Revenues17 were negative by R$ 41.9 million, versus a positive R$ 10.3 million in the 2Q06. The main reason for this negative result in the 2Q07 was the non-recurring equalization of Vivax’s accounting estimates for fiscal and labor contingencies after its acquisition by Net, in the amount of R$ 43.9 million. In the 2Q06, the result was positive due to an agreement with one of the programmers who granted an incentive and to favorable court rulings that allowed the reversal of labor provisions.

6. Bad Debt Expenses18 moved up by 7.6%, from R$ 7.8 million to R$ 8.4 million. However, as a percentage of net revenue, bad debt expenses fell from 1.4% to 1.2%, which shows that credit remains healthy.

7. Consolidated EBITDA19 totaled R$ 140.4 million, down by 10.8% from the R$ 157.4 million in the 2Q06 as a result of the equalization of accounting estimates carried out at Vivax. The consolidated EBITDA margin fell from 28.8% to 20.1% . Excluding the equalization effects, EBITDA rose by 24.3%, from R$ 157.4 million to R$ 195.8 million. EBITDA margin before adjustments moved from 28.8% to 28.0%, confirming that the execution of the growth strategy through investments is bringing suitable returns to shareholders.

8. Depreciation and Amortization20 expenses rose by 116.7%, from R$ 66.8 million to R$ 144.7 million, chiefly due to the R$ 39 million increase arising from the accounting estimates equalization carried out at Vivax. Moreover, changes in the estimated useful life of some assets as a result of Net’s recent technological innovations at the beginning of 2007, resulted in aR$ 29 million increase of depreciation expenses.

9. As a consequence of higher depreciation expenses and the equalization of accounting estimates carried out at Vivax, consolidated EBIT21 (earnings before interest and taxes) came to negative R$ 4.3 million at the close of the 2Q07.

________________________________________

9 In US GAAP Programming and Royalties increased by 35.2%, from US$ 68.5 million in 2Q06 to US$ 92.6 million in 2Q07.
10 In US GAAP Network Expenses fell by 25.1%, from US$ 20.0 million in 2Q06 to US$ 15.0 million in 2Q07.
11 In US GAAP Customer Relations fell by 1.6%, from US$ 1.9 million in 2Q06 to US$ 1.8 million in 2Q07.
12 In US GAAP Payroll and Benefits increased by 74.7%, from US$ 8.6 million in 2Q06 to US$ 14.9 million in 2Q07.
13 In US GAAP Other Operating Expenses increased by 165.9%, from US$ 15.3 million in 2Q06 to US$ 40.6 million in 2Q07.
14 In US GAAP SG&A increased by 42.4%, from US$ 60.5 million in 2Q06 to US$ 86.1 million in 2Q07.
15 In US GAAP Selling Expenses increased by 30.7%, from US$ 25.9 million in 2Q06 to US$ 33.9 million in 2Q07.
16 In US GAAP General and Administrative Expenses increased by 44.2%, from US$ 37.1 million in 2Q06 to US$ 53.5 million in 2Q07.
17 In US GAAP Other Administrative Expenses/Revenues decreased by 49.9%, from US$ 2.6 million in 2Q06 to US$ 1.3 million in 2Q07.
18 In US GAAP Bad Debt Expenses fell by 13.4%, from US$ 2.5 million in 2Q06 to US$ 2.1 million in 2Q07.
19 In US GAAP EBITDA grew by 30.7%, from US$ 75.5 million in 2Q06 to US$ 98.7 million in 2Q07.
20 In US GAAP Depreciation and Amortization grew by 37.4%, from US$ 35.9 million in 2Q06 to US$ 49.3 million in 2Q07.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 5 of 16

NET FINANCIAL RESULT

NET FINANCIAL RESULT

(R$ thousands)	2Q07	2Q06	6M07	6M06

Net Financial Result	(61,470)	(27,662)	(85,252)	(73,019)

Monetary Indexation, net	(9)	(588)	(308)	(1,616)
Gain (loss) on exchange rate, net	18,479	1,650	32,169	19,639
Financial expenses	(50,989)	(38,680)	(91,116)	(83,185)
Interest and charges debt	(34,302)	(37,074)	(70,623)	(76,828)
Arrears and fine interest	(16,687)	(1,606)	(20,493)	(6,357)
Other financial expenses	(48,410)	(7,488)	(67,104)	(39,579)
Financial income	19,459	17,444	41,108	31,721

Result from the sale of property and equipment	(612)	(1,411)	2,177	(1,162)
Other (non operating)	(123)	446	456	400

1. Net Financial Result was an expense of US$ 61.5 million, versus US$ 27.7 million in the 2Q06. This result is explained by the following factors:

1.1. Monetary Indexation, net22 was virtually null in the 2Q07, versus negative R$ 0.6 million in the 2Q06.

1.2. Gain (Loss) on Exchange Rate, net23 ended the quarter on a positive note at US$ 18.5 million, higher than the positive R$ 1.7 million recorded in the 2Q06. This result was affected by the impact of the Brazilian Real appreciation against the US dollar on perpetual bonds, which had not been issued in the 2Q06.

1.3. Financial expenses24 grew by 31.8%, from R$ 38.7 million to R$ 51.0 million. This was chiefly due to an increase in the Company’s debt and the non-recurring accounting estimates equalization related to interest on contingencies carried out at Vivax.

1.4. Other Financial Expenses25 moved up from R$ 7.5 million to R$ 48.4 million, primarily as a consequence of the non-recurring equalization of accounting estimates related to the fine on contingencies carried out at Vivax. In addition, the Company also faced higher losses of R$ 7.5 million in exchange rate hedge operations. Moreover, the Company received a pre-payment related to the sale of Vicom, generating a discount over the amount initially booked

1.5. Financial Income26 grew by 11.6%, from R$ 17.4 million to R$ 19.5 million, chiefly as a result of increased financial investment volume.

INCOME TAX AND NET INCOME

(R$ thousands)	2Q07	2Q06
Income Tax and Social Contribution	(112,244)	(33,983)

Current	(12,557)	(6,302)

Deferred	(99,687)	(27,681)
Constitution of Tax Loss Carryforward and and Temporary Differences	(78,444)	(6,570)
Goodwill Amortization	(21,246)	(21,246)

Income Tax and Social Contributions	1,909,232	1,376,032
Deferred income tax on fiscal losses and negative base	332,151	338,845
Income tax on fiscal losses and negative base to be deferred	920,567	847,063
Tax credits from goodwill incorporated	656,514	190,124

________________________________________

21 In US GAAP EBIT grew by 25.8%, from US$ 39.0 million in 2Q06 to US$ 49.1 million in 2Q07.
22 In US GAAP Monetary Indexation moved from a negative amount of US$ 0.3 million to US$ 0 in 2Q07.
23 In US GAAP Gain (Loss) on Exchange Rate grew by 925.4%, from US$ 0.9 million in 2Q06 to US$ 9.5 million in 2Q07.
24 In US GAAP Financial expenses grew by 20.1%, from US$ 13.6 million in 2Q06 to US$ 16.4 million in 2Q07.
25 In US GAAP Other Financial Expenses grew by 252.9% from US$ 3.2 million in 2Q06 to US$ 11.1 million in 2Q07.
26 In US GAAP Financial Receipts grew by 28.3%, from US$ 7.6 million in 2Q06 to US$ 9.8 million in 2Q07.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 6 of 16

1. Income tax and social contribution (current and deferred)27 expenses stood at R$ 112.2 million, versus R$ 34.1 million in the 2Q06. This increase in the quarter is due to the tax credit reversal of US$ 82.1 million at Vivax as it is included in the project of merging subsidiaries and, consequently, its tax credits are not expected to be realized. Moreover, the realization of income tax over tax losses and increased profitability of the subsidiaries resulted in an increase of US$ 6.3 million in current income tax.

2. The Company ended the quarter with R$ 178.9 million net loss28, compared to R$ 27.9 million net income in the 2Q06. This result is mainly due to the non recurring equalization of accounting estimates carried out at Vivax, and higher income tax and social contribution expenses and depreciation and amortization. When excluding the non-recurring equalization effect, the Company would have posted a net income of R$ 31.0 million, up by 11.0% on the US$ 27.9 million of 2Q06.

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousands	2Q07	2Q06

Short Term Debt	13,799	70,069

Interests	11,858	42,569
Debentures - Vivax	-	27,500
Finame	1,941	-

Long Term Debt	1,115,658	842,500

Debentures 5th issuance	-	650,000
Debentures 6th issuance	580,000	-
Perpetual Notes	288,930	-
Finame	26,728	-
Debentures - Vivax	-	192,500
CCB	220,000	-

Total Debt	1,129,456	912,569

Cash and Cash Equivalents	558,669	390,316

Net Debt	570,787	522,253

US dollar-denominated debt	291,475	-
	25.8%	0.0%
Brazilian real-denominated debt	837,981	912,569
	74.2%	100.0%
Sum may not mach due to rounding

  The consolidation of Vivax brought an R$ 115.3 million debt into the Company’s balance sheet, without changing the financial leverage though, since the two companies had a very similar capital structure. However, due to the different credit risk, Vivax’s debt has higher carrying costs; therefore the Company is already analyzing alternatives to reduce this cost.

  During 2Q07, the Company funded the acquisition of equipments in the amount of US$ 28.6 million through the Government Agency for Machinery and Equipment Financing – (Finame).

  Consolidated debt, including both principal and interest, ended the quarter at R$ 1,129.5 million, with long-term liabilities accounting for 99% of this total. Short-term liabilities comprise interest in the amount of R$ 11.9 million and an R$ 1.9 million installment of the Finame.
  Cash, cash equivalents and short-term investments ended the quarter at R$ 558.7 million, 43.1% up on the R$ 390.3 million recorded in the 2Q06.
________________________________________
27 In US GAAP Income Tax and Social Contribuition rose from US$1.6 million in 2Q06 to US$ 14.4 million in 2Q07.
28 In US GAAP Net Income dropped from US$ 29.3 million in 2Q06 to US$ 20.6 million in 2Q07.
29 In US GAAP Net Debt, which does not include interest payable for the period, increased by 31.2%, from US$ 443.0 million to US$ 581.4 million this quarter.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 7 of 16

  Net Debt29 at the end of the quarter was R$ 570.8 million, an increase of 9.3% in relation to the R$ 522.3 million recorded in the 2Q06. Net Debt to EBITDA (accumulated in the last 12 months) ratio ended the quarter at 0.79x.

  The Company has sound liquidity. Its cash and cash equivalents were enough to cover 100% of its short-term liabilities or 49% of its total debt. Thus, despite the high investment levels required by digitalization and bidirectionalization projects, the Company believes it will continue to have enough resources to support its accelerated growth.

  Cash disbursements in the 2Q07 towards Investments (CAPEX) totaled US$ 180.0 million, of which US$ 64.0 million was allocated for bidirecting the network and expanding digital services. The remaining refers to variable investments, being distributed among subscriber sign-in costs (68%), installation of internal network (5%), Vírtua Center (12%), IT (7%) and other investments (8%). Of the total R$ 200 million investment foreseen to digitalization and bidirectionalization projects in 2007, the Company has already spent close to R$ 92 million by the close of 2Q07.

Financial Ratios	2Q07	2Q06
EBITDA / Interest Expenses	3.87	4.07
Current Ratio	1.74	1.57
Net Debt / EBITDA	0.79	0.89
Net Debt/ Enterprise Value	0.05	0.09

EBITDA / Active Subscribers	$312	$295
Net Revenues/Active Subscribers	$1,106	$1,035

  The Company continues showing a positive trend in its financial indicators, reflecting not only its good liquidity condition, but also its higher operational efficiency.

CAPITAL MARKET

  By the end of 2Q07, the Company’s shares traded on Bovespa (NETC4) and the ADRs, traded on Nasdaq, closed at US$ 32.00 and US$ 16.54, appreciating by 82.5% and 102.0% respectively. In the quarter, the daily average financial volume grew by 1.7% in preferred shares, from US$ 42.7 million to US$ 43.4 million. Volume growth in ADRs was even stronger, surging from US$ 1.3 million in 2Q06 to US$ 5.2 million in 2Q07 – a growth of almost 4 times.

  With the completion of Vivax’s acquisition, the number of Company’s outstanding shares moved to 335 million, of which 112 million are common (ON shares) and 223 million are preferred (PN shares). As a result, Net’s market capitalization reached R$ 10.7 billion by the end of the 2Q07.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 8 of 16

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all the Revenues were positively influenced by the fall in the US Dollar rate in relation to Brazilian Real. On the other hand, all the costs and expenses were higher for the same reason. Average exchange rate in the 2Q07 was US$ 1.9831 against US$ 2.1842 in 2Q06, a 9.2% appreciation of the domestic currency. In addition, while converting the results and the balance sheet from Brazilian GAAP, or BR GAAP, to US GAAP, American accounting regulations are reflected according to FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the differences shown below:

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	2Q07

EBITDA em BR GAAP (R$ million)	140.4

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	1.3
Subscribers sign-in costs	(1.4)
Programming costs	1.1
G&A	54.2

EBITDA in US GAAP (R$ million)	195.7

Difference in EBITDA (US GAAP - LS GAAP)	55.3

EBITDA in US GAAP (US$ million)	95.7

Net Income in BR GAAP (R$ million)	(178.9)

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	55.3
Depreciation and Amortization	46.4
Interest and exchange variation over debt expenses	0.4
Income tax and social contribuition	84.5
Other	33.8

Net Income in US GAAP (R$ million)	41.6

Difference in Net Income (US GAAP - BZ GAAP)	220.5

Net income in US GAAP (US$ million)	20.3
Sum may not mach due to rounding

  In US GAAP, Hook-up Revenue is deferred according to SFAS 51 “Financial Reporting by Cable Television Companies”, by the amount that excee ds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fee, the difference was negative in the 2Q07 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of US$ 1.3 million was recognized as the deferred hook-up revenue in this quarter, being the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

  In US GAAP, Client Sign-in Costs are also deferred based on SFAS 51, including sign-in materials, workforce and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP this item was US$ 1.4 million higher than the BR GAAP.

  Previous program contracts renegotiations from December 2003 generated discounts conditioned to the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were US$ 1.1 million lower than in BR GAAP in the 2Q07.

  Under BR GAAP, provisions for the alignment of accounting estimates in Vivax were recognized. Under US GAAP, the recognition of the non-recurring alignment of Vivax’s accounting estimates was eliminated. According to SFAS 141 “Business Combinations”, acquired assets (tangible, intangible and financial) and assumed obligations are assessed according to their fair value, the difference between these amounts and those effectively paid being booked as Goodwill. These amounts will be the object of an annual test to verify if the value of this goodwill is recoverable through future results. As a result, General and Administrative Expenses in US GAAP were US$ 54.2 million lower than under BR GAAP in the 2Q07.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 9 of 16

  Pursuant to the above-mentioned differences in accounting procedures, EBITDA in US GAAP was US$ 55.3 million more than EBITDA under BR GAAP, totaling US$ 195.7 million (US$ 95.7 million) in the 2Q07.

  Under BR GAAP, accounting estimates in Vivax were subject to alignment, while under US GAAP accounting procedures followed those of SFAS 141. In addition, the goodwill from the acquisition of companies in US GAAP is not amortized and, in accordance with SFAS 142 “Goodwill and Other Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, goodwill is amortized monthly in accordance with the straight-line method. As a result, Depreciation and Amortization Expenses in US GAAP were US$ 46.4 million lower in the 2Q07.

  Under BR GAAP, accounting estimates in Vivax were subject to alignment, whereas while under US GAAP accounting procedures followed those of SFAS 141. Consequently expenses from interest payments were lower by US$ 33.8 million.

  Under BR GAAP, accounting practices in Vivax were subject to alignment, whereas while under US GAAP accounting procedures followed those of SFAS 141. In addition, under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used in order to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance the prevailing tax regulations. As a result, this expense was US$ 84.5 million lower in US GAAP.

  Considering all these differences in accounting estimates, Net Income in US GAAP came to US$ 41.6 million (US$ 20.3 million) in the 2Q07, higher than the US$ 178.9 million loss recognized under BR GAAP.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 10 of 16

UPCOMING EVENTS

1. Conference Call – 2nd Quarter 2007 Earnings Results

Date: July 19, 2007
In Portuguese
10:00 AM (US EST)	Dial in: (+55 11) 2101-4848
Replay: until 07/26/2007: (+55 11) 2101-4848
Conference ID: Net Serviços

Live webcast at: http://www.ri.netservicos.com.br

In English:
11:00 AM (US EST)	Dial in: (+1 973) 935-8893
Replay until 07/26/2007: (+1 973) 341-3080
Conference ID: 8967919

Live webcast at: http://www.ir.netservicos.com.br

2.	Public Meetings
	São Paulo - APIMEC	Rio de Janeiro - APIMEC
	Venue: Grand Hyatt São Paulo	Venue: Hotel Sofitel Rio de Janeiro
	Av. Nações Unidas, 13,301	Av. Atlântica, 4240
	Date: July 24, 2007	Date: July 25, 2007
	Time: 5:00 PM (Brazilian Time)	Time: 8:30 AM (Brazilian Time)

	Belo Horizonte - APIMEC	Brasília - APIMEC
	Venue: Luminis	Venue: Naoum Plaza Hotel
	Rua Tomé Souza 273	SHS Qd. 05 Bl H
	Date: August 3, 2007	Date: August 7, 2007
	Time: 12:30 PM (Brazilian Time)	Time: 12:30 PM (Brazilian Time)

Porto Alegre - APIMEC
Venue: Sheraton Porto Alegre
R. Olavo Barreto Viana 18, Moinho de Vento
Date: August 9, 2007
Time: 12:30 PM (Brazilian Time)

3.	Expected Dates for Upcoming Results
Third quarter 2007 --> October 18, 2007

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, subject to changes without prior notice.

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 11 of 16

FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	2Q07	2Q06	6M07	6M06
Brazilian Corporate Law - (R$ thousands)

Revenues
Subscriptions	827,517	648,784	1,604,668	1,254,596
Sign-on and hookup-up fees	9,605	10,661	19,275	18,759
Other Revenues	66,182	39,713	124,426	73,882
PPV	23,364	16,132	47,254	30,484
Others	42,817	23,582	77,172	43,397
Gross Revenues	903,304	699,158	1,748,369	1,347,236
Services and other taxes	(205,003)	(153,339)	(397,785)	(286,888)
Net Revenues	698,302	545,819	1,350,585	1,060,349
Direct Operating Expenses	(331,726)	(254,842)	(628,452)	(498,619)
Programming & Royalties	(184,820)	(150,886)	(358,893)	(295,067)
Network Expenses	(28,384)	(28,635)	(56,614)	(57,908)
Customers Relations	(3,656)	(4,090)	(7,289)	(8,264)
Payroll and Benefits	(30,304)	(27,021)	(56,587)	(51,135)
Other Costs	(84,561)	(44,211)	(149,069)	(86,247)

Selling, General and Adminstrative Expenses	(217,746)	(125,741)	(374,910)	(242,201)
Selling	(65,483)	(54,237)	(122,222)	(100,398)
General & adminstrative	(110,409)	(81,800)	(210,791)	(157,311)
Other income/ (expense), net	(41,854)	10,296	(41,897)	15,508

Bad Debt Expenses	(8,387)	(7,792)	(19,521)	(16,729)

EBITDA	140,442	157,444	327,701	302,798
EBITDA margin	20%	29%	24%	29%
Non-recurring adjustment	55,323	-	55,323	-

Adjusted EBITDA	195,765	157,444	383,024	302,798
Adjusted EBITDA Margin	28%	29%	28%	29%

Depreciation and Amortization	(144,747)	(66,786)	(251,006)	(132,795)
Depreciation	(78,925)	(48,472)	(162,520)	(95,992)
Amortization	(65,822)	(18,314)	(88,486)	(36,804)

Operating Income/(Loss) - EBIT	(4,305)	90,658	76,695	170,003
EBIT Margin	-1%	17%	6%	16%

Monetary indexation, net	(9)	(588)	(308)	(1,616)
Loss on exchange rate, net	18,479	1,650	32,169	19,639
Financial Expenses	(99,399)	(46,168)	(158,220)	(122,764)
interest, charges, arrears and fine	(34,302)	(37,074)	(70,623)	(76,828)
interest financial expenses others (suppliers and taxes)	(16,687)	(1,606)	(20,493)	(6,357)
other financial expenses	(48,410)	(7,488)	(67,104)	(39,579)
Financial Income	19,459	17,444	41,108	31,721
Income (Loss) on sale of fixed assets	(612)	(1,411)	2,177	(1,162)
Other (non-operating)	(123)	446	456	400

Income/(loss) bef. Investees, min.ints.	(66,510)	62,031	(5,925)	96,222
Current income tax	(12,557)	(6,302)	(21,164)	(18,323)
Deferred income tax	(99,690)	(27,816)	(122,860)	(35,637)

Income/(loss) bef. investees, mmin. Ints	(178,756)	27,914	(149,949)	42,262
Equity in earnings	(1)	(0)	0	(0)
Minority interests	(166)	(20)	(194)	(34)

Net Income (loss)	(178,923)	27,889	(150,143)	42,228
Non-recurring adjustment	209,883	-	209,883	-
Adjusted Net Income	30,960	27,889	59,740	42,228

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 12 of 16

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q07%		2Q06%
Brazilian Corporate Law - (R$ thousands)
Assets
Cash & cash equivalents	558,669	11.3%	390,315	8.4%
Account receivable from subscriber - net	126,542	2.6%	94,774	2.0%
Other receivables	18,880	0.4%	14,604	0.3%
Income tax recoverable	22,465	0.5%	26,360	0.6%
Deferred income tax	81,851	1.7%	114,445	2.5%
Prepaid expenses	28,450	0.6%	22,782	0.5%
Inventories	86,145	1.7%	41,845	0.9%
Total Current Assets	923,002	18.6%	705,125	15.2%
Investments	1,851,141	37.4%	1,986,016	42.9%
Net Property & Diferred	1,619,411	32.7%	1,310,931	28.3%
Other Assets	556,048	11.2%	622,918	13.5%
Judicial Deposits	154,249	3.1%	131,980	2.9%
Diferred taxes recoverable	390,209	7.9%	454,923	9.8%
Other receivables	11,590	0.2%	36,015	0.8%
Total Long-term Assets	4,026,600	81.4%	3,919,865	84.8%
Total Assets	4,949,602	100.0%	4,624,990	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	244,175	4.9%	190,854	4.1%
Provision for payables	16,460	0.3%	15,461	0.3%
Income tax payable	12,506	0.3%	12,052	0.3%
Short-term debt	8,523	0.2%	0	0.0%
Debentres	5,275	0.1%	70,069	1.5%
Payroll accruals	9,091	0.2%	6,876	0.1%
Other payable accounts	234,872	4.7%	154,313	3.3%
Tax accruals	64,461	1.3%	46,607	1.0%
Payroll provision	62,720	1.3%	48,004	1.0%
Other debts	107,691	2.2%	59,701	1.3%
Total Curret Liabilities	530,902	10.7%	449,623	9.7%

Long-term debt	535,655	10.8%	0	0.0%
Debentures	580,000	11.7%	842,500	18.2%
Associated companies	0	0.0%	11	0.0%
Taxes and contributions payable	4,717	0.1%	5,139	0.1%
Provision for contingencies	669,712	13.5%	618,711	13.4%
Future periods results	35,907	0.7%	15,461	0.3%
Total Long Term Liabilities	1,825,991	36.9%	1,481,822	32.0%

Total Liabilities	2,356,893	47.6%	1,931,445	41.8%

Minority Interest	401	0.0%	356	0.0%

Capital Stock	5,466,968	110.5%	5,396,564	116.7%
Goodwill reserves	285,520	5.8%	355,924	7.7%
Accumulated Losses	(3,160,180)	-63.8%	(3,059,300)	-66.1%
Shareholders' Equity	2,592,308	52.4%	2,693,188	58.2%

Liabilities and Stockholders´ Equity	4,949,602	100.0%	4,624,990	100.0%

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 13 of 16

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	2Q07	2Q06
Brazilian Corporate Law - (R$ thousands)
Cash and cash equivalents, beginning of the period	558,511	378,141
Results of the period	(178,923)	27,889
Non-cash items	352,674	109,384
Equity in results of investees	-	-
Exchange losses, monetary indexation and interest expenses, net	235	5,812
Depreciation and Amortization	144,747	66,786
Diferred income taxes	99,689	26,259
Estimated liability for tax, labor and civil claims and assesssments	67,782	(23,335)
Interest on loans, net	26,531	26,324
Gain (loss) on Hedge	12,469	4,960
Minority interest in results of consolidated Sub.	168	22
Result on sale of assets, net	1,053	2,556

Decrease (Increase) in assets	3,977	87,115
Trade accounts receivable	(10,561)	(7,717)
Recoverable income taxes	(2,935)	(7,186)
Prepaid expenses	(81)	(3,015)
Inventories and others assets	(11,446)	(1,897)
Other Assets	29,000	106,930

Increase (decrease) in liabilities	85,030	15,900
Accounts payables to Supliers and programmers	369	7,696
Income taxes payable	12,366	8,019
Payroll and related charges	21,613	9,543
Sales taxes, accrued expenses and other liabilities	50,682	(9,358)
Increase (decrease) in workine capital	89,007	103,015

Cash flow from investing activities	(229,930)	(137,516)
Acquisition of investments and advances to related companies, net of re	(50,013)	-
Acquisition of property and equipment	(179,953)	(137,669)
Proceeds from the sale of equipment	36	153

Cash flow from financing activities	(32,670)	(90,598)
Issuances	28,653	-
Repayments	(61,323)	(90,598)
Capital increase	-	-

Change in cash and cash equivalents	158	12,174

Cash and cash equivalents, end of the period	558,669	390,315

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 14 of 16

FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statement	2Q07	2Q06	6M07	6M06
US GAAP - (US$ thousands)

Revenues
Subscriptions	412,132	295,808	783,140	571,220
Sign-on and hookup revenue, net	3,125	6,140	6,231	11,319
Gross sign-on and hookup fee revenue	2,429	2,458	4,823	3,799
Deferred sign-on and hookup fee revenue,net	696	3,682	1,407	7,520
Other Revenues	36,139	20,597	62,386	38,520
PPV	11,760	7,373	23,060	13,920
Others	24,379	13,224	39,326	24,600
Gross Revenues	451,396	322,545	851,757	621,059
Services and other taxes	(99,511)	(69,923)	(190,780)	(130,718)
Net Revenues	351,886	252,622	660,977	490,341

Direct Operating Expenses	(164,914)	(114,161)	(306,225)	(227,467)
Programming & Royalties	(92,576)	(68,479)	(174,646)	(133,639)
Network Expenses	(14,977)	(20,001)	(28,547)	(41,044)
Customers Relations	(1,833)	(1,863)	(3,547)	(3,757)
Payroll and Benefits	(14,947)	(8,556)	(27,361)	(16,757)
Others	(40,581)	(15,261)	(72,124)	(32,269)

Selling, General and Administrative Expenses	(86,133)	(60,485)	(160,840)	(116,727)
Selling	(33,905)	(25,949)	(61,166)	(47,467)
General & administrative	(53,516)	(37,105)	(101,054)	(71,547)
Other income/(expense), net	1,287	2,569	1,381	2,287

Bad Debt Expenses	(2,128)	(2,458)	(7,024)	(6,046)

EBITDA	98,710	75,517	186,888	140,101
EBITDA Margin	28%	30%	28%	29%

Depreciation and Amortization	(49,296)	(35,866)	(96,640)	(58,914)
Depreciation	(47,085)	(34,571)	(92,824)	(55,978)
Amortization	(2,211)	(1,294)	(3,816)	(2,935)
Loss on write-down of equipment, net	(306)	(629)	(1,083)	(513)
Operating Income/(Loss) - EBIT	49,108	39,023	89,165	80,674
EBIT Margin	14%	15%	13%	16%

Monetary indexation, net	30	(260)	(81)	(722)
Loss on exchange rate, net	9,472	924	16,199	7,492
Financial expenses	(27,517)	(16,795)	(55,537)	(48,772)
interest,charges, arrears and fine	(16,696)	(12,903)	(33,764)	(28,314)
interest financial expenses others (supliers and taxes)	318	(736)	(9,003)	(2,883)
other financial expenses	(11,139)	(3,156)	(12,769)	(17,575)
Financial income	9,770	7,613	19,974	14,034
Other (non-operating)	(5,994)	66	(3,262)	315

Income/(loss) bef. tax, investees, min. ints.	34,869	30,572	66,457	53,022
Current income tax	1,494	(2,800)	(2,427)	(8,149)
Deferred income tax	(15,896)	1,219	(22,326)	2,718

Income/(loss) bef. Investees, min.ints.	20,466	28,991	41,705	47,591
Equity in earnings	205	345	589	478
Minority Interest	(38)	-	(54)	-

Net Income (Loss)	20,634	29,336	42,239	48,069

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 15 of 16

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q07%		2Q06%
US GAAP - (US$ thousands)
Assets
Cash & cash equivalents	287,591	10.7%	48,546	2.3%
Short term investments	0	0.0%	129,555	6.2%
Accounts receivable	130,289	4.8%	93,871	4.5%
Other	11,874	0.4%	8,166	0.4%
Restricted Cash	0	0.0%	0	0.0%
Income tax recoverable	11,449	0.4%	11,910	0.6%
Deferred income tax	27,865	1.0%	35,502	1.7%
Prepaid expenses	14,289	0.5%	10,105	0.5%
Total current assets	483,358	17.9%	337,656	16.1%

Investments and advances to investees	3,670	0.1%	83,915	4.0%
Goodwill on acquisition of subsidiaries	764,176	28.3%	827,184	39.4%
Net property and equipment	1,147,879	42.6%	620,930	29.6%
Other assets	298,413	11.1%	227,531	10.8%
Judicial Deposits	79,938	3.0%	60,972	2.9%
Deferred and recoverable taxes	212,943	7.9%	148,682	7.1%
Other receivable	5,531	0.2%	17,878	0.9%
Total Long-term assets	2,214,138	82.1%	1,759,560	83.9%

Total assets	2,697,496	100.0%	2,097,216	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	126,303	4.7%	88,262	4.2%
Provision for payables	8,544	0.3%	7,143	0.3%
Income taxes payable	9,574	0.4%	7,707	0.4%
Short-term debt	14,387	0.5%	14,092	0.7%
Current portion of long-term debt	1,008	0.0%	9,507	0.5%
Interest payable	4,196	0.2%	15,529	0.7%
Deferred Revenue	64,652	2.4%	50,004	2.4%
Payroll and contributions payable	9,951	0.4%	7,560	0.4%
Other payables and accruals	104,565	3.9%	58,831	2.8%
Tax accruals	30,049	1.1%	19,165	0.9%
Payroll provision	27,277	1.0%	17,767	0.8%
Other debts	47,478	1.8%	23,150	1.1%
Total Current Liabilities	343,420	12.7%	259,886	12.4%

Long-term debt	264,924	9.8%	75,435	3.6%
Debentures	301,111	11.2%	343,999	16.4%
Deferred sign-on, hookup fee and programming benefit	26,429	1.0%	11,669	0.6%
Taxes and payables and accruals	2,179	0.1%	16,736	0.8%
Total Long-term liabilities	594,642	22.0%	447,839	21.4%

Provision for contigencies	355,836	13.2%	289,989	13.8%

Capital stock - preffered and common shares	3,319,301	123.1%	3,273,935	156.1%
Additional paid-in-capital	73,539	2.7%	108,492	5.2%
Accumulated deficit	(1,895,492)	-70.3%	(2,089,807)	-99.6%
Accumulated other comprehensive loss, net	(93,751)	-3.5%	(193,118)	-9.2%
Shareholders' equity	1,403,597	52.0%	1,099,502	52.4%

Total Liabilities and Shareholders'Equity	2,697,496	100.0%	2,097,216	100.0%

2Q07 Earnings Results
July 19, 2007
http://www.ri.netservicos.com.br
Page 16 of 16

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	2Q07	2Q06
US GAAP - (US$ thousands)
Cash and cash equivalents, beginning of the period	270,030	45,536
Results of the period	20,635	31,768
	-	-
Non-cash items	159,476	24,679
Equity in results of investees	(206)	2,382
Exchange losses, monetary indexation and interest expense, net	34,405	7,215
Depreciation and amortization	70,767	26,076
Deferred income taxes	(5,826)	858
Estimated liability for tax, labor and civil claims and assessments	38,000	(10,292)
Deferred sign-on and hook-up fee revenue	-	68
Amortization of deferred revenues	(1,148)	(4,564)
Purchase of short investments	19,732	-
Write off and disposal of assets, net	(189)	845
Non-cash compensation expense	3,940	2,091
Decrease (Increase) in assets	10,557	(13,321)
Trade accounts receivable	(11,366)	(6,992)
Recoverable icome taxes	14,006	(4,540)
Prepaid expenses and other assets	7,917	(3,944)
Restricted cash	-	46,630
Short-term investments	-	(44,474)
Increase (decrease) in liabilities	23,474	16,477
Accounts payable to suppliers and programmers	805	6,835
Income taxes payable	3,244	1,943
Payroll and related charges	8,978	8,370
Sales taxes, accrued expenses and other liabilities	10,447	(671)
Increase (decrease) in working capital	34,031	3,156

Cash flow from investing activities	(179,138)	(67,281)
Advances to related companies	(83,468)	-
Withdrawals of short-term investments	(848)	(1,129)
Acquistion of property and equipment	(98,143)	(62,924)
Proceeds from the sale of equipment	3,321	(3,228)

Cash flow from financing activities	(14,541)	10,576
Issuances	739	(37,276)
Repayments	(29,049)	(104,314)
Capital increase	13,769	152,167

Effect of exchange rate changes on cash	(5,269)	(117)
	-	-
Change in cash and cash equivalents	15,194	2,780

Cash and cash equivalents, end of the period	285,224	48,316

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.